Exhibit 21

WESTROCK COFFEE COMPANY

List of Subsidiaries

(All subsidiaries are 100% owned unless otherwise noted)

Name	Jurisdiction of Incorporation of Formation
Westrock Beverage Solutions, LLC	Delaware
Westrock Coffee & Tea International Limited	United Kingdom
Westrock Coffee Roasting, LLC	Arkansas
Westrock Beverage Company, LLC	Arkansas
S. & D. Coffee, Inc. (d/b/a Westrock Coffee)	North Carolina
Westrock Coffee & Tea Singapore Pte. Ltd.	Singapore
Westrock Coffee & Tea Malaysia Sdn. Bhd.	Malaysia
Westrock Coffee International, LLC	Arkansas
Tembo Coffee Company Ltd	Tanzania
RTC Dorman Limited (49.9%)	Switzerland
Rwanda Trading Company SA (49.9%)	Rwanda
C. Dorman Rwanda Limited (49.9%)	Rwanda
Falcon Coffees Limited	United Kingdom
Falcon Coffees Asia Sdn. Bhd.	Malaysia
Falcon Coffees Europe GmbH	Germany
Falcon Coffees Peru SRL	Peru
Falcon Coffees Korea Ltd.	Korea
Origin Merger Sub II, LLC	Delaware
Kohana Coffee, LLC	Texas
Westrock Project Services, LLC	Arkansas